UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   October 29, 2010

Alliant Energy Corporation
(Exact name of registrant as specified in its charter)

Wisconsin	1-9894	39-1380265
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

4902 North Biltmore Lane, Madison, Wisconsin	53718
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   (608) 458-3311

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On October 29, 2010, Alliant Energy Corporation ("Alliant Energy") issued a press release announcing its earnings for the third quarter ended September 30, 2010. A copy of such press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

Alliant Energy included in the press release 2010 and 2009 third quarter income from continuing operations and earnings per share from continuing operations excluding income from the completion of federal income tax audits and a charge related to Alliant Energy's tender offer for its Exchangeable Senior Notes due 2030. Alliant Energy believes these non-GAAP financial measures (financial measures not prepared in accordance with accounting principles generally accepted in the United States of America) are useful to investors because they provide an alternate measure to better understand and compare across periods the operating performance of Alliant Energy without the distortion of items that are not normally associated with ongoing operations, and to provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses non-GAAP financial measures to determine incentive compensation.

In addition, Alliant Energy included in the press release 2010 and 2009 third quarter Interstate Power and Light Company, Wisconsin Power and Light Company, utility, and non-regulated and parent earnings per share from continuing operations. Alliant Energy believes these non-GAAP financial measures are useful to investors because they facilitate an understanding of segment performance and trends and provide additional information about Alliant Energy's operations on a basis consistent with the measures that management uses to manage its operations and evaluate its performance. Alliant Energy's management also uses utility earnings per share from continuing operations to determine incentive compensation.

Item 9.01   **Financial Statements and Exhibits.**

(a)   Not applicable.

(b)   Not applicable.

(c)   Not applicable.

(d)   Exhibits. The following exhibits are being furnished herewith:

(99.1)   Alliant Energy Corporation press release dated October 29, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLIANT ENERGY CORPORATION

Date: October 29, 2010   By: /s/ Thomas L. Hanson
                                                                Thomas L. Hanson
                                                                Vice President-Chief Accounting
                                                                Officer and Treasurer

ALLIANT ENERGY CORPORATION

Exhibit Index to Current Report on Form 8-K
Dated October 29, 2010

Exhibit Number

(99.1)   Alliant Energy Corporation press release dated October 29, 2010.

Exhibit 99.1

Alliant Energy
4902 North Biltmore Lane, Suite 1000
Madison, WI 53718-2148
www.alliantenergy.com

News Release

FOR IMMEDIATE RELEASE   Media Contact: Scott Reigstad (608) 458-3145
                               Investor Relations: Susan Gille (608) 458-3956

ALLIANT ENERGY ANNOUNCES THIRD QUARTER 2010 RESULTS
INCREASES 2010 GUIDANCE

MADISON, Wis. – October 29, 2010 – Alliant Energy Corporation (NYSE: LNT) today announced third quarter U.S. generally accepted accounting principles (GAAP) and non-GAAP consolidated earnings from continuing operations as follows:

	Third Quarter	
	2010	2009
Adjusted (non-GAAP) Operating Results from Continuing Operations:		
Net Income ($ millions)	**$144.4**	$84.6
Earnings per share (EPS)	**$1.31**	$0.76
GAAP Earnings from Continuing Operations:		
Net Income (Loss) ($ millions)	**$150.9**	($43.6)
Earnings per share (EPS)	**$1.37**	($0.40)

Alliant Energy's 2010 third quarter non-GAAP EPS were $1.31 per share, which was $0.55 per share higher than the third quarter of 2009. Earnings for Alliant Energy's utility business were positively impacted by higher revenues due to retail rate increases and warmer weather in the summer of 2010 compared to the summer of 2009. The positive EPS driver was partially offset by higher transmission service expense, higher depreciation and operating expenses due to placing the Whispering Willow - East wind project in service in late 2009 and lower allowance for funds used during construction (AFUDC) due to lower wind construction work in progress balances.

"Our company produced solid financial results in the third quarter"," said Bill Harvey, Alliant Energy Chairman, President, and CEO. "With one quarter remaining in 2010, we have increased our annual earnings guidance to reflect the warmer than normal weather in the summer of 2010."

GAAP EPS were adjusted to exclude $0.06 per share of income recognized in the third quarter of 2010 from the completion of Federal income tax audits. Non-regulated and Parent EPS were adjusted to exclude ($1.16) per share of charges from Alliant Energy's tender offer for its exchangeable senior notes in the third quarter of 2009. These non-GAAP adjustments, which relate to significant charges or credits that are not normally associated with ongoing operations, are provided as a supplement to results reported in accordance with GAAP. Adjusted, or non-GAAP, operating earnings for the third quarter of 2010 and 2009 do not include the following items (after tax) that were included in reported GAAP earnings:

	Q3 non-GAAP Income (Loss) Adjustments (in millions)		Q3 non-GAAP EPS Adjustments	
	2010	2009	**2010**	2009
Completion of Federal income tax audits	$6.5	$--	**$0.06**	$--
Charges from tender offer	--	(128.2)	**--**	($1.16)
	$6.5	($128.2)	**$0.06**	($1.16)

EPS and income (loss) in the third quarter of 2010 and 2009 are as follows:

EPS:	**Q3 GAAP EPS**		Non-GAAP Adjustments		**Q3 non-GAAP EPS**	
	2010	2009	**2010**	2009	**2010**	2009
Interstate Power and Light Co. (IPL)	**$0.88**	$0.63	**($0.05)**	$--	**$0.83**	$0.63
Wisconsin Power and Light Co. (WPL)	**0.44**	0.18	**--**	--	**0.44**	0.18
Subtotal for Utilities	**1.32**	0.81	**(0.05)**	--	**1.27**	0.81
Non-regulated and Parent	**0.05**	(1.21)	**(0.01)**	1.16	**0.04**	(0.05)
EPS from continuing operations	**1.37**	(0.40)	**(0.06)**	1.16	**1.31**	0.76
Loss from discontinued operations	**(0.02)**	--	**--**	--	**(0.02)**	--
	$1.35	($0.40)	**($0.06)**	$1.16	**$1.29**	$0.76

Income (Loss): (in millions)	**Q3 GAAP Income (Loss)**		Non-GAAP adjustments		**Q3 non-GAAP Income (Loss)**	
	2010	2009	**2010**	2009	**2010**	2009
IPL	**$96.8**	$69.0	**($5.1)**	$--	**$91.7**	$69.0
WPL	**49.2**	20.2	**(0.2)**	---	**49.0**	20.2
Subtotal for Utilities	**146.0**	89.2	**(5.3)**	--	**140.7**	89.2
Non-regulated and Parent	**4.9**	(132.8)	**(1.2)**	128.2	**3.7**	(4.6)
Earnings from continuing operations	**150.9**	(43.6)	**(6.5)**	128.2	**144.4**	84.6
Loss from discontinued operations	**(1.8)**	(0.7)	**--**	--	**(1.8)**	(0.7)
	$149.1	($44.3)	**($6.5)**	$128.2	**$142.6**	$83.9

Additional details regarding third quarter GAAP EPS variances for Alliant Energy's Utility operations are as follows:

	IPL	WPL	Total
Utility operations:			
Electric and gas retail rate increases effective in 2010	$0.24	$0.15	$0.39
Negative weather impact on electric sales in Q3 2009	0.13	0.06	0.19
Positive weather impact on electric sales in Q3 2010	0.05	0.06	0.11
Completion of Federal income tax audits	0.05	--	0.05
Higher electric transmission service expense	(0.11)	(0.01)	(0.12)
AFUDC (primarily due to wind projects)	(0.06)	0.01	(0.05)
Higher incentive compensation expense	(0.03)	(0.02)	(0.05)
Whispering Willow-East depreciation and operating expenses in Q3 2010	(0.04)	--	(0.04)
Other	0.02	0.01	0.03
Total utility operations	**$0.25**	**$0.26**	**$0.51**

The following comments further explain selected drivers of earnings performance during the third quarter of 2010 versus 2009:

Electric and gas retail rate increases: On March 20, 2010, IPL implemented an annualized interim rate increase of $119 million as part of its retail electric rate case in Iowa filed on March 10, 2010. On July 6, 2010, IPL implemented an annualized interim rate increase of $14 million as part of its retail electric rate case in Minnesota filed on May 7, 2010. These interim rate increases are expected to recover higher electric transmission service expenses and a return on the investment in and recovery of expenses for, the Whispering Willow - East wind project, which was placed in service at the end of 2009, as well as other infrastructure investments.

On January 1, 2010, WPL implemented new retail electric and gas rates as a result of its rate case filed in May 2009. The $65 million annualized rate increase includes an adjustment for lower sales net of variable fuel expenses, return on one-half of the average 2010 Bent Tree – Phase I wind project construction costs, and higher pension costs incurred in 2009.

Weather: Cooling degree days in the service territories of IPL and WPL were above normal for the third quarter of 2010 and significantly below normal for the third quarter of 2009. These weather conditions are estimated to have increased electric margins by approximately $0.11 per share in the third quarter of 2010 and decreased electric margins by approximately $0.19 per share in the third quarter of 2009 compared to electric margins that would result from normal weather in the third quarter. Alliant Energy did not have summer weather hedges in 2010 and 2009.

<u>Completion of Federal income tax audits</u>: In September 2010, Alliant Energy recorded the impacts of its completed Federal income tax audits for calendar years 2005 through 2008 and reversed reserves for uncertain tax positions related to those audits. The net impact of these items resulted in Alliant Energy's utility business and non-regulated businesses recording income tax benefits in continuing operations of $0.05 per share and $0.01 per share, respectively, in the third quarter of 2010.

<u>Electric transmission service expenses</u>: Higher electric transmission expenses reduced EPS $0.12 per share in the third quarter of 2010. The IPL interim rate increases mentioned above recovered the higher transmission expenses in the third quarter of 2010 and are expected to recover the higher electric transmission expense for the remainder of 2010.

2010 Earnings Guidance

Alliant Energy is increasing its 2010 earnings guidance, which excludes tax income associated with the non-GAAP adjustment discussed in this release.

	Current	Previous
Utility	$2.55 – $2.65	$2.45 – $2.55
Non-regulated and Parent	0.10 – 0.15	0.10 – 0.15
Alliant Energy	**$2.65 – $2.80**	**$2.55 – $2.70**

The guidance does not include the impacts of any non-cash valuation adjustments, charges resulting from federal health care legislation, future regulatory-related charges or credits resulting from decisions by regulators, reorganization or restructuring charges, future changes in laws or regulations, future adjustments made to deferred tax asset valuation allowances, adverse impacts of pending lawsuits and disputes, depreciation adjustments, impacts from completing federal and state income tax audits or changes in accounting principles that may impact the reported results of Alliant Energy.

Drivers for Alliant Energy's 2010 earnings guidance include, but are not limited to:
- No refund reserves related to IPL's interim rates in Iowa and Minnesota
- Stable economy and resulting implications on utility sales
- Normal weather and operating conditions in its utility service territories
- Ability of IPL and WPL to recover future purchased power, fuel and fuel-related costs through rates in a timely manner
- Ability of IPL and WPL to recover their operating costs, deferred expenditures and capital expenditures, and to earn a reasonable rate of return
- Continuing cost controls and operational efficiencies
- Execution of IPL's and WPL's wind projects and environmental expenditure plans
- Ability to utilize federal net operating losses and federal credit carry forwards
- RMT, Inc.'s (RMT's) estimated market share and project execution

Earnings Conference Call

A conference call to review the third quarter of 2010 results is scheduled for Friday, October 29th at 9:00 a.m. central daylight time. Alliant Energy Chairman, President and Chief Executive Officer Bill Harvey and Executive Vice President - Chief Financial Officer Patricia Kampling will host the call. The conference call is open to the public and can be accessed in two ways. Interested parties may listen to the call by dialing 888-221-9591 (United States or Canada) or 913-312-1434 (International), passcode 8244179. Interested parties may also listen to a webcast at www.alliantenergy.com/investors. In conjunction with the information in this earnings announcement and the conference call, Alliant Energy posted supplemental materials on its website. A replay of the call will be available through November 5, 2010, at 888-203-1112 (United States or Canada) or 719-457-0820 (International), passcode 8244179. An archive of the webcast will be available on the Company's Web site at www.alliantenergy.com/investors for 12 months.

Alliant Energy is the parent company of two public utility companies – Interstate Power and Light Company and Wisconsin Power and Light Company – and of Alliant Energy Resources, LLC, the parent company of Alliant Energy's non-regulated operations. Alliant Energy is an energy-services provider with subsidiaries serving approximately 1 million electric and 412,000 natural gas customers. Providing its customers in the Midwest with regulated electricity and natural gas service is the Company's primary focus. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol LNT. For more information, visit the Company's Web site at www.alliantenergy.com.

This press release includes forward-looking statements. These forward-looking statements can be identified as such because the statements include words such as "expect" or other words of similar import. Similarly, statements that describe future financial performance or plans or strategies are forward-looking statements. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those currently anticipated. Actual results could be affected by the following factors, among others:

- federal and state regulatory or governmental actions, including the impact of energy, tax, financial and health care legislation, and of regulatory agency orders;
- IPL's and WPL's ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs, fuel costs, deferred expenditures, capital expenditures, including any construction costs incurred over the predetermined level included in the advanced rate making principles for IPL's Whispering Willow - East wind project, costs related to the remaining 100 MW of Vestas wind turbine generator sets and related equipment and costs related to generating units that may be permanently closed, the earning of reasonable rates of return, and the payments to their parent of expected levels of dividends;
- IPL's potential rate refunds to customers resulting from final rates set by the state commissions that are less than the interim rate increases IPL is currently collecting from its customers;
- the state of the economy in IPL's and WPL's service territories and resulting implications on sales, margins and ability to collect unpaid bills;
- weather effects on results of operations;
- developments that adversely impact the ability to implement strategic plans including unanticipated issues in connection with construction and operation or regulatory approval of IPL's and WPL's new wind generating facilities, WPL's potential purchases of the Riverside Energy Center and Wisconsin Electric Power Company's 25% interest in the Edgewater Generating Station Unit 5, and Alliant Energy's ability to complete the proposed divestiture of its Industrial Energy Applications, Inc. business;
- successful resolution of the pending challenge to the approval by the Public Service Commission of Wisconsin of WPL's Bent Tree - Phase I wind project;
- issues related to the availability of generating facilities and the supply and delivery of fuel and purchased electricity and price thereof, including the ability to recover and to retain the recovery of purchased power, fuel and fuel-related costs through rates in a timely manner;
- the impact that fuel and fuel-related prices may have on IPL's and WPL's customers' demand for utility services;
- impacts that storms or natural disasters in IPL's and WPL's service territories may have on their operations and recovery of and rate relief for costs associated with restoration activities;
- issues associated with environmental remediation efforts and with environmental compliance generally, including changing environmental laws and regulations,
- potential impacts of changing regulations on the ability to utilize already-purchased emission allowances and forward contracts to purchase additional emission allowances;
- the ability to defend against environmental claims brought by state and federal agencies, such as the U.S. Environmental Protection Agency, or third parties, such as the Sierra Club;
- the ability to recover through rates all environmental compliance costs, including costs for projects put on hold due to uncertainty of future environmental laws and regulations;
- the ability to continue cost controls and operational efficiencies;
- potential impacts of any future laws or regulations regarding global climate change or carbon emissions reductions, including those that contain a proposed greenhouse gas cap-and-trade program;
- continued access to the capital markets on competitive terms and rates;
- inflation and interest rates;
- financial impacts of risk hedging strategies, including the impact of weather hedges or the absence of weather hedges on earnings;
- sales and project execution for RMT, the level of growth in the wind and solar development market and the impact of the American Recovery and Reinvestment Act of 2009, and future legislation;
- issues related to electric transmission, including operating in Regional Transmission Organization (RTO) energy and ancillary services markets, the impacts of potential future billing adjustments and cost allocation

changes from RTOs and recovery of costs incurred;

- unplanned outages, transmission constraints or operational issues impacting fossil or renewable generating facilities and risks related to recovery of resulting incremental costs through rates;
- Alliant Energy's ability to successfully pursue appropriate appeals with respect to, and any liabilities arising out of, the alleged violation of the Employee Retirement Income Security Act of 1974 by Alliant Energy's Cash Balance Pension Plan;
- current or future litigation, regulatory investigations, proceedings or inquiries;
- Alliant Energy's ability to sustain its dividend payout ratio goal;
- employee workforce factors, including changes in key executives, collective bargaining agreements and negotiations, work stoppages or additional restructurings;
- access to technological developments;
- any material post-closing adjustments related to any past asset divestitures;
- increased retirement and benefit plan costs;
- the impact of necessary accruals for the terms of incentive compensation plans;
- the effect of accounting pronouncements issued periodically by standard-setting bodies;
- the ability to utilize tax capital losses, tax credits and net operating losses generated to date, and those that may be generated in the future, before they expire;
- the ability to successfully complete ongoing tax audits and appeals with no material impact on earnings and cash flows;
- the direct or indirect effects resulting from terrorist incidents or responses to such incidents; and
- factors listed in the "2010 Earnings Guidance" section of this press release.

Without limitation, the expectations with respect to 2010 Earnings Guidance in this press release are forward-looking statements and are based in part on certain assumptions made by Alliant Energy, some of which are referred to in the forward-looking statements. Alliant Energy cannot provide any assurance that the assumptions referred to in the forward-looking statements or otherwise are accurate or will prove to be correct. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on Alliant Energy's ability to achieve the estimates or other targets included in the forward-looking statements. The forward-looking statements included herein are made as of the date hereof and Alliant Energy undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Note: Unless otherwise noted, all "per share" references in this release refer to earnings per **diluted** share.

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

| | Three Months Ended Sep. 30, | | Nine Months Ended Sep. | |
	2010	2009	**2010**	2009
	(dollars in millions)			
Operating revenues:				
Utility:				
Electric	**$842.0**	$725.3	**$2,074.2**	$1,901.2
Gas	**46.5**	39.1	**330.9**	361.8
Other	**15.9**	20.1	**48.9**	69.4
Non-regulated	**47.3**	99.5	**129.5**	241.2
	951.7	884.0	**2,583.5**	2,573.6
Operating expenses:				
Utility:				
Electric production fuel and energy purchases	**238.8**	251.5	**642.4**	695.4
Purchased electric capacity	**86.0**	84.8	**221.8**	227.5
Electric transmission service	**77.1**	55.1	**210.5**	172.1
Cost of gas sold	**19.8**	13.9	**204.9**	240.5
Other operation and maintenance	**143.4**	130.0	**446.1**	437.3
Non-regulated operation and maintenance	**40.4**	94.9	**111.7**	228.9
Depreciation and amortization	**75.4**	69.5	**214.9**	200.2
Taxes other than income taxes	**24.2**	24.9	**74.9**	76.2
	705.1	724.6	**2,127.2**	2,278.1
Operating income	**246.6**	159.4	**456.3**	295.5
Interest expense and other:				
Interest expense	**41.9**	42.4	**122.2**	113.8
Loss on early extinguishment of debt	**--**	202.8	**--**	202.8
Equity income from unconsolidated investments, net	**(9.3)**	(9.5)	**(28.7)**	(27.3)
Allowance for funds used during construction	**(5.0)**	(13.9)	**(14.4)**	(34.7)
Interest income and other	**(0.6)**	(1.2)	**(0.9)**	(4.4)
	27.0	220.6	**78.2**	250.2
Income (loss) from continuing operations before income taxes	**219.6**	(61.2)	**378.1**	45.3
Income tax expense (benefit)	**64.1**	(22.2)	**121.8**	(26.6)
Income (loss) from continuing operations, net of tax	**155.5**	(39.0)	**256.3**	71.9
(Loss) from discontinued operations, net of tax	**(1.8)**	(0.7)	**(2.0)**	(0.5)
Net income (loss)	**153.7**	(39.7)	**254.3**	71.4
Preferred dividend requirements of subsidiaries	**4.6**	4.6	**14.0**	14.0
Net income (loss) attributable to Alliant Energy common shareowners	**$149.1**	($44.3)	**$240.3**	$57.4

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

	Sep. 30, 2010	Dec. 31, 2009
	(in millions)	
ASSETS:		
Property, plant and equipment:		
Utility plant in service, net of accumulated depreciation	**$5,743.0**	$5,448.3
Utility construction work in progress	**467.3**	404.0
Other property, plant and equipment, net of accumulated depreciation	**346.6**	340.6
Current assets:		
Cash and cash equivalents	**137.0**	175.3
Other current assets	**1,030.6**	1,214.7
Investments	**287.2**	281.5
Other assets	**1,214.1**	1,171.6
Total assets	**$9,225.8**	$9,036.0
CAPITALIZATION AND LIABILITIES:		
Capitalization:		
Alliant Energy Corporation common equity	**$2,887.8**	$2,772.6
Cumulative preferred stock of subsidiaries, net	**243.8**	243.8
Noncontrolling interest	**2.0**	2.1
Long-term debt, net (excluding current portion)	**2,703.8**	2,404.5
Total capitalization	**5,837.4**	5,423.0
Current liabilities:		
Current maturities of long-term debt	**1.4**	101.5
Commercial paper	**--**	190.0
Other current liabilities	**690.5**	785.1
Other long-term liabilities and deferred credits	**2,696.5**	2,536.4
Total capitalization and liabilities	**$9,225.8**	$9,036.0

ALLIANT ENERGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended Sep. 30,	
	2010	2009
	(in millions)	
Cash flows from operating activities	**$695.6**	$590.5
Cash flows used for investing activities:		
Construction and acquisition expenditures:		
Utility business	**(587.6)**	(900.2)
Alliant Energy Corporate Services, Inc. and non-regulated businesses	**(22.4)**	(44.0)
Other	**3.5**	61.0
Net cash flows used for investing activities	**(606.5)**	(883.2)
Cash flows (used for) from financing activities:		
Proceeds from the issuance of long-term debt	**500.0**	550.2
Payments to retire long-term debt	**(307.1)**	(377.0)
Common stock dividends	**(130.9)**	(124.1)
Net change in short-term borrowings	**(190.0)**	83.9
Other	**0.6**	(10.5)
Net cash flows (used for) from financing activities	**(127.4)**	122.5
Net decrease in cash and cash equivalents	**(38.3)**	(170.2)
Cash and cash equivalents at beginning of period	**175.3**	346.9
Cash and cash equivalents at end of period	**$137.0**	$176.7

KEY FINANCIAL STATISTICS

	Sep. 30, 2010	Sep. 30, 2009
Common shares outstanding (000s)	**110,855**	110,634
Book value per share	**$26.05**	$24.94
Quarterly common dividend rate per share	**$0.395**	$0.375

KEY OPERATING STATISTICS

	Three Months Ended Sep. 30,		**Nine Months Ended Sep. 30,**	
	2010	2009	**2010**	2009
Utility electric sales (000s of MWh)				
Residential	**2,248**	1,910	**5,986**	5,622
Commercial	**1,705**	1,567	**4,706**	4,550
Industrial	**2,992**	2,755	**8,445**	8,199
Retail subtotal	**6,945**	6,232	**19,137**	18,371
Sales for resale:				
Wholesale	**898**	767	**2,535**	2,488
Bulk power and other	**279**	601	**1,059**	1,606
Other	**35**	35	**112**	116
Total	**8,157**	7,635	**22,843**	22,581
Utility retail electric customers (at Sep. 30)				
Residential	**841,244**	840,513		
Commercial	**135,613**	134,898		
Industrial	**2,846**	2,877		
Total	**979,703**	978,288		
Utility gas sold and transported (000s of Dth)				
Residential	**1,339**	1,477	**18,089**	19,031
Commercial	**1,676**	1,701	**12,296**	13,222
Industrial	**1,095**	596	**2,960**	2,457
Retail subtotal	**4,110**	3,774	**33,345**	34,710
Transportation / other	**12,696**	11,202	**37,603**	39,387
Total	**16,806**	14,976	**70,948**	74,097
Utility retail gas customers (at Sep. 30)				
Residential	**363,861**	363,137		
Commercial	**45,059**	45,000		
Industrial	**552**	560		
Total	**409,472**	408,697		
Margin increases (decreases) from net impacts of weather (in millions) -				
Electric margins -				
Weather impacts on demand compared to normal weather	**$22**	($35)	**$26**	($36)
Losses from weather derivatives	**--**	--	**--**	(3)
Net weather impact	**$22**	($35)	**$26**	($39)
Gas margins -				
Weather impacts on demand compared to normal weather	**$--**	($1)	**($1)**	$3
Losses from weather derivatives	**--**	--	**--**	(3)
Net weather impact	**$--**	($1)	**($1)**	$--

	Three Months Ended Sep. 30,			**Nine Months Ended Sep. 30,**		
	2010	2009	Normal [b]	**2010**	2009	Normal [b]
Cooling degree days (CDDs) [a]						
Cedar Rapids, Iowa (IPL)	**629**	224	523	**918**	406	741
Madison, Wisconsin (WPL)	**623**	222	442	**825**	368	616
Heating degree days (HDDs) [a]						
Cedar Rapids, Iowa (IPL)	**110**	143	149	**4,290**	4,492	4,239
Madison, Wisconsin (WPL)	**151**	170	186	**4,217**	4,764	4,528

[a] Alliant Energy entered into weather derivatives based on CDDs during the months of January through March in 2009 to reduce potential volatility on its margins from the impacts of weather.

[b] CDDs and HDDs are calculated using a simple average of the high and low temperatures each day compared to a 65 degree base. Normal degree days are calculated using a rolling 20-year average of historical CDDs and HDDs.